Filed by ChipMOS Technologies (Bermuda) Ltd

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Inc.

(Commission File No.: 333-209733)

March 8, 2016

Michael Sperling

The Baupost Group, L.L.C.

10 St. James Avenue

Suite 1700

Boston MA 02116

United States

Dear Michael,

We hope this letter finds you well.

As you noted from the attached news release dated January 21, 2016, a merger (“Merger”) between ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) and ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) is in progress. ChipMOS Taiwan will issue the ChipMOS Taiwan American Depositary Shares (the “ADSs”) to shareholders of IMOS as consideration for the Merger. According to the register of shareholders as of March 31, 2016, Baupost Group LLC/MA is a shareholder holding more than 10% of common shares of IMOS, which qualified Baupost Group LLC/MA as a “substantial shareholder” of IMOS under Taiwan regulations. We would like to inform you that as a substantial shareholder of IMOS, the ChipMOS Taiwan ADSs you will receive due to the Merger will be subject to the lock-up requirements under Taiwan regulations.

Under Taiwan regulations (i.e., Article 53-6 of the Operating Rules of the Taiwan Stock Exchange Corporation), if the ChipMOS Taiwan ADSs to be issued as a result of the Merger will represent 10% or more of ChipMOS Taiwan’s shares immediately after the completion of the Merger, the ChipMOS Taiwan ADSs received by IMOS’ directors or substantial shareholder (collectively, the “Restricted ChipMOS Taiwan ADSs”) will be subject to lock-up and cannot be withdrawn nor transferred up to one year to the effect that 6 months after the Merger, 50% of the Redistricted ChipMOS Taiwan ADSs may be released and the remaining 50% may be released one year after the Merger. Accordingly, as you are a substantial shareholder of IMOS, the withdrawal or transfer of the ChipMOS Taiwan ADSs you will receive due to the Merger will be restricted.

In addition, Taiwan regulations (i.e., Article 10 of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings) also provide that if the total number of ChipMOS Taiwan Shares (the “Restricted ChipMOS Taiwan Shares”) represented by the Restricted ChipMOS Taiwan ADSs is below a certain minimum threshold, IMOS should coordinate with IMOS shareholders to have additional ChipMOS Taiwan ADSs subject to the lock-up so as to meet the minimum threshold. Based on our initial estimate, the number of Restricted ChipMOS Taiwan Shares is around 9.2% of the ChipMOS Taiwan shares to be issued as the underlying securities of the ChipMOS Taiwan ADSs.

The lock-up requirements will be enforced once ChipMOS Taiwan makes relevant Merger/ADSs filings with Taiwan regulators, in July, 2016 at the earliest after the Merger is approved by the relevant shareholders of IMOS and ChipMOS Taiwan. Persons who are subject to lock-up will be required to issue to the Taiwan Stock Exchange a letter of undertaking to undertake their compliance with the lock-up restrictions. Meanwhile, ChipMOS Taiwan and Citibank, N.A. (the depositary of ChipMOS Taiwan ADSs) will establish procedures for restricting the withdrawal or transfer of ChipMOS Taiwan ADSs in the U.S. securities market.

The lock-up requirement will have an impact on the withdrawal or transfer of ChipMOS Taiwan ADSs received by you. As always, we sincerely appreciate your support to make this Merger happen, and wish to close the deal smoothly. If you have any questions about the lock-up, please feel free to contact me via either my e-mail address at s.k._chen@chipmos.com or my mobile at +886-926-603616. We thank you again for your great help.

Sincerely yours,

By:	/s/ Shou-Kang Chen
Name:	Shou-Kang Chen
Title:	Chief Financial Officer

Forward-Looking Statements:

This letter contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS TW filed with the U.S. SEC. on February 26, 2016.